EMPLOYMENT AGREEMENT

         EMPLOYMENT AGREEMENT, dated as of June 29, 2001, by and between STEVEN MADDEN RETAIL, INC., a Delaware corporation with offices at 52-16 Barnett Avenue, Long Island City, N.Y. 11104 (the "Corporation"), and MARK JANKOWSKI, an individual residing at 41 River Terrace, Apt. #2405, New York, New York 10282 ("Employee").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, the Corporation, a wholly-owned retail subsidiary of Steven Madden, Ltd. (the "Parent Corporation") operates, on behalf of the Parent Corporation, various Steve Madden(R) and David Aaron(R) retail stores as well as the Parent Corporation's outlet stores, e-commerce websites and production of shoes for the Parent Corporation's wholesale division (the "Wholesale Division").

         WHEREAS, subject to the terms and considerations hereinafter set forth, the Corporation wishes to employ Employee in the positions set forth herein and Employee wishes to accept such employment.

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, terms, provisions and conditions set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

         Section 1. EMPLOYMENT. The Corporation hereby employs Employee and Employee hereby accepts such employment subject to the terms and conditions set forth in this Agreement.

         Section 2. DUTIES. During the Term, Employee shall serve as President of the Corporation and shall perform such duties as may be assigned to him from time to time by the Chief Executive Officer of the Parent Corporation. During the Term of this Agreement, Employee shall devote substantially all of his business time and efforts to the performance of his duties hereunder unless otherwise authorized by the Chief Executive Officer of the Parent Corporation. Employee shall not engage in any other significant business activity that would detract from his ability to perform services to the Corporation.

         Section 3. TERM OF EMPLOYMENT. The term of Employee's employment, unless sooner terminated as provided herein, shall be for a period of three (3) years commencing July 1, 2001 and ending on June 30, 2004 (as may be extended from time to time, the "Term").

         Section 4.    COMPENSATION OF EMPLOYEE.

                 4.1 BASE SALARY. The Corporation shall pay to Employee an annual base salary for his services hereunder of: (i) Three Hundred Thousand Dollars ($300,000) until June 30, 2002, (ii) Three Hundred Twenty Five Thousand

Dollars ($325,000) from July 1, 2002 through June 30, 2003, and (iii) Three Hundred Fifty Thousand Dollars ($350,000) from July 1, 2003 through June 30, 2004, less such deductions as shall be required to be withheld by applicable law and regulations. Employee's base salary, as in effect at any time, is hereinafter referred to as the "Base Salary." Employee's Base Salary shall be paid in substantially equal installments on a basis consistent with the Corporation's payroll practices for employees in similar positions.

                 4.2   ADDITIONAL COMPENSATION.

                       (a) Options. Subject to the approval by the stockholders of the most recent amendment to the Parent Corporation's 1999 Stock Plan (as amended, the "1999 Plan") and subject to availability of shares under such 1999 Plan or any other qualified or non-qualified stock incentive plan designated by the Board of Directors of the Parent Corporation and approved by the stockholders of the Parent Corporation, the Employee shall receive an option to purchase 34,000 shares of Common Stock of the Parent Corporation on July 15, 2001 and an option to purchase 33,000 shares of Common Stock of the Parent Corporation every July 15th of each year thereafter (each, an "Annual Option") during the Term (each, a "Grant Date"). The Annual Options shall vest quarterly commencing on the Grant Date and on the last day of each fiscal quarter thereafter. The exercise price shall be equal to the average closing bid price of the Parent Corporation's shares of Common Stock as reported by the Nasdaq Stock Market or such other exchange on which the Common Stock of the Parent Corporation shall be listed on, during the five (5) business day period (i) before the Grant Date, or (ii) on July 15th of the year in which the Grant Date shall occur, if the Grant Date shall not be July 15th. The vested Annual Options shall be exercisable at any time after the Grant Date for a period of [seven
(7)] years following the Grant Date.

                       (b) Signing Bonus. The Corporation shall pay to the Employee a one-time cash bonus equal to One Hundred Thousand Dollars ($100,000), of which Fifty Thousand Dollars ($50,000) shall be payable on July 1, 2001 and Fifty Thousand Dollars ($50,000) shall be payable on October 1, 2001, provided that Employee shall be employee by the Corporation on such date.

                       (c) Annual Cash Bonus. Within ninety (90) days following the end of each calendar year beginning December 31st, 2001 and every calendar year thereafter during the Term, the Corporation shall pay Employee an annual cash bonus equal to (i) three percent (3%) of the increase in the Corporation's earnings before interest and tax ("EBIT") for such fiscal year over the EBIT of the prior fiscal year based on audited financial statements of the Corporation for such fiscal year and (ii) one percent (1%) of the increase in the EBIT allocable to the Parent Corporation's Wholesale Division for such fiscal year over the EBIT of the Wholesale Division for the prior fiscal year based on audited financial statements of the Parent Corporation for such fiscal year (the "Annual Cash Bonus"), provided, however, in no event shall the Annual Cash Bonus exceed the Base Salary for such year. The determination of EBIT for any fiscal year shall give effect to all bonuses (including the bonus provided for in this Section 4.2) accrued or payable for such fiscal year to Employee and all other employees of the Corporation or the Parent Corporation, respectively.

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

                       (d) Incentive Bonus. Employee shall receive a bonus as follows: (i) Ten Thousand Dollars ($10,000) if there is an increase of the total sales of the Comparable Stores in any given calendar quarter over the same calendar quarter in the immediately preceding year equal to or greater than ten percent (10%), or, alternatively, (ii) if the increase of the total sales of the Comparable Stores in any given calendar quarter over the same calendar quarter in the immediately preceding year is equal to or greater than twenty percent (20%), Twenty Thousand Dollars ($20,000). Each bonus received by Employee pursuant to this Section 4.2(d) is hereinafter referred to as an "Incentive Bonus." The Incentive Bonus shall be paid within forty-five (45) days from the end of such calendar quarter. In no event shall the total aggregate of Employee's Incentive Bonuses exceed Eighty Thousand Dollars ($80,000) in any given calendar year. As used herein, "Comparable Stores" shall mean those retail stores which are owned and operated by the Company in both relevant calendar quarters.

                 4.3 EXPENSES. During the Term, the Corporation shall promptly reimburse Employee for all reasonable and necessary travel expenses and other disbursements incurred by Employee on behalf of the Corporation in performance of Employee's duties hereunder, assuming Employee has received prior approval for such travel expenses and disbursements by the Corporation to the extent possible, consistent with corporate policy relating to reimbursement of business expenses as in effect from time to time and as such policy may be amended from time to time.

                 4.4 AUTOMOBILE ALLOWANCE. The Corporation shall, at the direction of Employee, either reimburse Employee for, or directly pay the costs of, Employee's use of an automobile in connection with the performance of his duties hereunder during the Term of this Agreement and all usual expenditures in connection therewith; i.e., fuel, insurance, parking, customary maintenance and repairs, etc., provided, however, that expenses either reimbursed or paid pursuant to this Section shall not exceed Seven Hundred and Fifty Dollars ($750) for any month.

                 4.5 BENEFITS. During the Term, Employee shall be entitled to participate in such pension, profit sharing, group insurance, option plans, hospitalization, and group health and benefit plans and all other benefits and plans as the Corporation provides to employees in similar positions.

         Section 5.    TERMINATION.

                 5.1   DEATH OR TOTAL DISABILITY.

                       (a) Death. This Agreement shall terminate upon the death of Employee; provided, however, that the Corporation shall continue to pay to the estate of Employee the Base Salary as set forth in Section 4.1 hereof for the twelve (12) month period immediately subsequent to the date of Employee's death.

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

                       (b) Total Disability. Subject to Section 6.2 hereof, in the event Employee is discharged due to a "Total Disability" (as defined in Section 6.1 below), then this Agreement shall be deemed terminated and the Corporation shall be released from all obligations to Employee with respect to this Agreement, except obligations accrued prior to such termination and as provided in Section 6.2 hereof.

                 5.2 TERMINATION FOR CAUSE; EMPLOYEE'S RESIGNATION. In the event Employee is discharged "For Cause" (as defined below) or in the event Employee resigns, then upon such occurrence, this Agreement shall be deemed terminated and the Corporation shall be released from all obligations to Employee with respect to this Agreement, except obligations accrued prior to such termination.

                 5.3 TERMINATION OTHER THAN FOR CAUSE. In the event Employee is discharged other than "For Cause" or due to his death or "Total Disability," then the Corporation shall pay the following amount to Employee: (i) the amount of compensation that is accrued and unpaid through the date of termination pursuant to Section 4 of this Agreement and (ii) the product of (A) Employee's Base Salary on the date of such termination plus the Annual Cash Bonus paid (or payable) to Employee for the fiscal year ending on the December 31 immediately preceding the date of such termination multiplied by (B) the number of years (and fractions of years) remaining on the Term. Such amount shall be paid to Employee by the Corporation in two (2) installments as follows: (i) fifty percent (50%) on January 1st immediately following the date of such termination, and (ii) the remaining fifty percent (50%) balance one (1) year after.

                 5.4 "FOR CAUSE". As used herein, the term "For Cause" shall mean:

                       (a) the conviction of, or pleading guilty or nolo contendere to, any crime, whether or not involving the Corporation or the Parent Corporation, constituting a felony in the jurisdiction involved, which the Board of Directors of the Parent Corporation, in its sole discretion, determines may have an injurious effect on the Corporation or the Parent Corporation;

                       (b) the conviction of any crime involving moral turpitude; or

                       (c) gross negligence or willful misconduct in the conduct of Employee's duties or willful or repeated failure or refusal to perform such duties as may be delegated to Employee by the Chief Executive Officer of the Parent Corporation (or, if no Chief Executive Officer of the Parent Corporation exists, by the Board of Directors of the Parent Corporation) which are consistent with Employee's position, and that as to any conduct concerning this subsection (c), such conduct is not corrected by Employee within fourteen (14) days following receipt by Employee of written notice from the Chief Executive Officer of the Parent Corporation (or, if no Chief Executive Officer of the Parent Corporation exists, from the Board of Directors of the Parent Corporation), such notice to state with specificity the nature of the breach, failure or refusal, gross negligence or willful misconduct related to Employee's employment with the Corporation.

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

                 5.5   TERMINATION UPON CHANGE OF CONTROL.

                       (a) If, during the period commencing 120 days prior to a Change of Control and ending on the first anniversary of a Change of Control, Employee's employment shall have been terminated by the Corporation (other than For Cause), the Corporation shall make a lump sum cash payment to Employee within ten (10) days of the date of termination in an amount equal to (i) the amount of compensation that is accrued and unpaid through the date of termination pursuant to Section 4 of this Agreement and (ii) the product of (A) Employee's Base Salary on the date of such termination plus the Annual Cash Bonus paid (or payable) to Employee for the fiscal year ending on the December 31st, immediately preceding the date of such termination, multiplied by (B) the number of years (and fraction of years) remaining on the Term; provided, however, in the no event will the amount payable pursuant to this Section 5.5(a) be less than the Base Salary so received by Employee for the twelve (12) month period immediately preceding the date of such termination.

                       (b) In the event that any payment (or portion thereof) to Employee under Section 5.5(a) is determined to constitute an "excess parachute payment," under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, the following calculations shall be made:

                       (i) The after-tax value to Employee of the payments under Section 5.5(a) without any reduction; and

                       (ii) the after-tax value to Employee of the payments
                  under Section 5.5(a) as reduced to the maximum amount (the "Maximum Amount") which may be paid to Employee without any portion of the payments constituting an "excess parachute payment".

         If after applying the agreed upon calculations set forth above, it is determined that the after-tax value determined under Section 5.5(b)(ii) above is greater than the after-tax value determined under Section 5.5(b)(i) above, the payments to Employee under Section 5.5(a) shall be reduced to the Maximum Amount.

                 5.6 "CHANGE OF CONTROL". As used herein, the term "Change of Control" shall mean:

                       (a) When any "person" as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as used in Section 13(d) and 14(d) thereof including a "group" as defined in
Section 13(d) of the Exchange Act, but excluding the Corporation, the Parent Corporation or any subsidiary or any affiliate of the Corporation or the Parent Corporation or any employee benefit plan sponsored or maintained by the Corporation, the Parent Corporation or any subsidiary of the Corporation or the Parent Corporation (including any trustee of such plan acting as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Corporation or the Parent Corporation representing a majority of the combined voting power of the Corporation's or the Parent Corporation's then outstanding securities; or

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

                       (b) When, during any period of twenty-four (24) consecutive months, the individuals who, at the beginning of such period, constitute the Board of Directors of the Parent Corporation (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority thereof provided, however, that a director who was not a director at the beginning of such 24-month period shall be deemed to have satisfied such 24-month requirement (and be an Incumbent Director) if such director was elected by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually (because they were directors at the beginning of such 24-month period) or through the operation of this proviso; or

                       (c) The occurrence of a transaction requiring stockholder approval for the acquisition of the Corporation or of the Parent Corporation by an entity other than the Corporation, the Parent Corporation or a subsidiary or an affiliated company of the Corporation or the Parent Corporation through purchase of assets, or by merger, or otherwise.

         Section 6.    DISABILITY.

                 6.1 TOTAL DISABILITY. In the event that after Employee has failed, due to a disability, to have performed his regular and customary duties for a period of ninety (90) consecutive days or for any one hundred eighty (180) days out of any three hundred and sixty (360) day period, and before Employee has become "Rehabilitated" (as hereinbelow defined) a majority of the members of the Board of Directors of the Parent Corporation may vote to determine that Employee is mentally or physically incapable or unable to continue to perform such regular and customary duties of employment and upon the date of such majority vote, Employee shall be deemed to be suffering from a "Total Disability." As used herein, the term "Rehabilitated" shall mean such time as Employee is willing, able and commences to devote his time and energies to the affairs of the Corporation to the extent and in the manner that he did so prior to his disability.

                 6.2 PAYMENT DURING DISABILITY. In the event Employee is unable to perform his duties hereunder by reason of a disability, prior to the time such disability is deemed a Total Disability in accordance with the provisions of Section 6.1 above, the Corporation shall continue to pay Employee his Base Salary pursuant to Section 4.1 during the continuance of any such disability. Upon a determination of any Total Disability pursuant to the provisions of Section 6.1 above, the Corporation shall pay to Employee his Base Salary pursuant to Section 4.1 for the twelve (12) month period immediately subsequent to the date of determination of Total Disability.

         Section 7. VACATIONS. Employee shall be entitled to a vacation of three (3) weeks per year, during which period his Base Salary shall be paid in full. Employee shall take his vacation at such time or times as Employee and the Corporation or Chief Executive Officer of the Parent Corporation shall determine is mutually convenient.

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

         Section 8. DISCLOSURE OF CONFIDENTIAL INFORMATION. Employee recognizes that he has had and will continue to have access to secret and confidential information regarding the Corporation, the Parent Corporation or any of their affiliates, including, but not limited to, confidential information and trade secrets concerning the Corporation's or the Parent Corporation's (or any of their affiliate's) working methods, processes, business and other plans, programs, designs, products, know-how, costs, marketing, promotion, sales activities, trading, investment, credit and financial data, manufacturing processes, financing methods, profit formulas, customer names, customer requirements and supplier names. Employee acknowledges that such information is of great value to the Corporation and the Parent Corporation, is the sole property of the Corporation or the Parent Corporation, and has been and will be acquired by him in confidence. In consideration of the obligations undertaken by the Corporation or the Parent Corporation herein, Employee will not, at any time, during or after his employment hereunder, reveal, divulge or make known to any person, any information acquired by Employee during the course of his employment, which is treated as confidential by the Corporation or the Parent Corporation, including but not limited to its customer list, and not otherwise in the public domain. The provisions of this Section 8 shall survive Employee's employment hereunder.

         Section 9.    COVENANT NOT TO COMPETE.

                       (a) Employee recognizes that the services to be performed by him hereunder are special, unique and extraordinary. The parties confirm that it is reasonably necessary for the protection of the Corporation and the Parent Corporation that Employee agree, and accordingly, Employee does hereby agree that, except as provided in Section 9(c) below, he shall not, directly or indirectly, at any time during the Restricted Period within the Restricted Area (as such terms are defined in Section 9(d) below), engage in any Competitive Business (as defined in Section 9(d) below), either on his own behalf or as an officer, director, stockholder, partner, principal, trustee, investor, consultant, associate, employee, owner, agent, creditor, independent contractor, co-venturer of any third party or in any other relationship or capacity.

                       (b) Employee hereby agrees that he will not, directly or indirectly, for or on behalf of himself or any third party, at any time during the Restricted Period (i) solicit any customers of the Corporation, the Parent Corporation or of any of their subsidiaries or (ii) solicit, employ or engage, or cause, encourage or authorize, directly or indirectly, to be employed or engaged, for or on behalf of himself or any third party, any employee or agent of the Corporation, the Parent Corporation or any of their subsidiaries.

                       (c) This Section 9 shall not be construed to prevent Employee from owning, directly and indirectly, in the aggregate, an amount not exceeding one percent (1 %) of the issued and outstanding voting securities of any class of any corporation whose voting capital stock is traded on a national securities exchange or in the over-the-counter market.

                       (d)  The term "Restricted Period," as used in this
Section 9, shall mean the period of Employee's actual employment hereunder plus twelve (12) months after the date Employee is no longer employed by the Corporation. The term "Restricted Area" as used in this Section 9 shall mean anywhere in the

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

world. The term "Competitive Business" as used in this Agreement shall mean the design, manufacture, sale, marketing or distribution of (i) branded or designer footwear, apparel, accessories and other products in the categories of products sold by, or under license from, the Corporation or any of its affiliates, (ii) jewelry and other giftware, (iii) cosmetics, fragrances and other health and beauty care items, (iv) housewares, furniture, home furnishings and related products and (v) other branded products related to fashion, cosmetics or lifestyle.

                       (e) The provisions of this Section 9 shall survive the termination of Employee's employment as provided hereunder.

         Section 10. REASONABLENESS OF COVENANTS. Employee acknowledges that he has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon him pursuant to Sections 8 and 9 hereof. Employee agrees that said restraints are necessary for the reasonable and proper protection of the Corporation, the Parent Corporation and its subsidiaries and affiliates, and that each and every one of the restraints is reasonable in respect to subject matter, length of time, geographic area and otherwise. Employee further acknowledges that, in the event any provision of Sections 8 and 9 hereof shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area, too great a range of activities or otherwise, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.

         Section 11.   MISCELLANEOUS.

                 11.1 ENFORCEMENT OF COVENANTS. The parties hereto agree that Employee is obligated under this Agreement to render personal services during the Term of a special, unique, unusual, extraordinary and intellectual character, thereby giving this Agreement peculiar value, and in the event of a breach of any covenant of Employee herein, the injury or imminent injury to the value and goodwill of the Corporation's or the Parent Corporation's business could not be reasonably or adequately compensated in damages in an action at law. Employee therefore agrees that the Corporation and/or the Parent Corporation, in addition to any other remedies available to it, shall be entitled to seek specific performance, preliminary and permanent injunctive relief or any other equitable remedy against Employee, without the posting of a bond, in the event of any breach or threatened breach by Employee of any provision of this Agreement (including, but not limited to, the provisions of Sections 8 and 9). Without limiting the generality of the foregoing, if Employee breaches any provision of Section 8 or 9 hereof, such breach will entitle the Corporation and/or the Parent Corporation to enjoin Employee from disclosing any Confidential Information to any competing business, to enjoin such competing business from receiving Employee or using any such Confidential Information, and/or to enjoin Employee from rendering personal services to or in connection with such competing business. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

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                 11.2  SEVERABILITY. The invalidity or partial invalidity of one or more provisions of this Agreement shall not invalidate any other provision of this Agreement. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

                 11.3 ASSIGNMENTS. Neither Employee nor the Corporation may assign or delegate any of their rights or duties under this Agreement without the express written consent of the other, except the Corporation may transfer its rights and duties in connection with a sale of all or substantially all of its assets or in connection with a business combination (subject to Section 5.5 hereof).

                 11.4 ENTIRE AGREEMENT; AMENDMENT. This Agreement constitutes and embodies the full and complete understanding and agreement of the parties with respect to Employee's employment by the Corporation, supersedes all prior understandings and agreements, whether oral or written, between Employee and the Corporation, and shall not be amended, modified or changed except by an instrument in writing executed by Employee and by an expressly authorized officer of the Corporation.

                 11.5 WAIVER. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

                 11.6 BINDING EFFECT. This Agreement shall inure to the benefit of, be binding upon and enforceable against, the parties hereto and their respective successors, heirs, beneficiaries and permitted assigns.

                 11.7 HEADING. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                 11.8 NOTICES. Any and all notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, sent by registered or certified mail, return receipt requested, postage prepaid, or by private overnight mail service (e.g. Federal Express) to the party at the address set forth above or to such other address as either party may hereafter give notice of in accordance with the provisions hereof. Notices shall be deemed given on the sooner of the date actually received or the third business day after sending.

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                 11.9  GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to such State's conflicts of laws principles and each of the parties hereto irrevocably consents to the jurisdiction and venue of the federal and state courts located in the State of New York, County of New York.

                 11.10 COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

                                       Corporation:

                                       STEVEN MADDEN RETAIL, INC.


                                       By: /s/ STEVEN MADDEN
                                          --------------------------------------
                                          Name:  Steven Madden
                                          Title: Chief Executive Officer


                                       Employee:


                                       /s/ MARK JANKOWSKI
                                       -----------------------------------------
                                           Mark Jankowski

Acknowledged and Understood:

Parent Corporation:

STEVEN MADDEN, LTD.


By: /s/ STEVEN MADDEN
   --------------------------------------
   Name:  Steven Madden
   Title: Chief Executive Officer



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